UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                            FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                               OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from           to


Commission File Number

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  INTERNATIONAL GAME TECHNOLOGY
                       PROFIT SHARING PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  INTERNATIONAL GAME TECHNOLOGY
               5270 Neil Road, Reno, Nevada 89502

INTERNATIONAL GAME TECHNOLOGY
PROFIT SHARING PLAN


Financial Statements for the Years Ended December 31, 1994 and 1993, Supplemental Schedules for the Year Ended December 31, 1994, and
Independent Auditors' Report

INTERNATIONAL GAME TECHNOLOGY
PROFIT SHARING PLAN


TABLE OF CONTENTS


                                                        PAGE

Independent Auditors' Report                              1

Statements of Net Assets
   Available for Benefits                                 2

Statements of Changes in Net Assets Available
   for Benefits                                           3

Notes to Financial Statements                             4

Item 27a - Supplemental Schedule of Assets Held
   for Investment Purposes                               12

Item 27d - Supplemental Schedule of Reportable Transactions -
   Single Transactions in Excess of 5% of
   Plan Assets                                           13

Item 27d - Supplemental Schedule of Reportable Transactions -
   Series of Transactions in Excess of 5% of
   Plan Assets                                           15

INDEPENDENT AUDITORS' REPORT

International Game Technology Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of International Game Technology Profit Sharing Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Reno, Nevada
March 13, 1995


INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993



ASSETS                            NOTES       1994       1993
  Money market and cash equivalents 2     $ 748,097  $  635,744
  Investments, at fair value       2,3   37,466,085  39,503,884
  Contributions receivable          1        27,652      82,299
  Loans to participants             1     1,926,022   1,071,520

       Total assets                      40,167,856  41,293,447

NET ASSETS AVAILABLE FOR
  BENEFITS                         1,2  $40,167,856 $41,293,447

See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993


                                  NOTES       1994       1993
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net increase in fair value of investments
                                  2,3,4   $       -  $3,234,593
    Interest                        4       207,203     145,661
    Dividends                       4       579,993     183,741
                                            787,196   3,563,995
  Contributions:
    Employer                       1,4    7,893,766   6,591,299
    Employee                       1,4    2,741,141   1,829,436

       Total additions                   11,422,103  11,984,730

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Net decrease in fair value
    of investments                2,3,4   9,610,855           -
  Benefits paid to participants     1     2,775,816   2,011,838
  Administrative expenses           1       161,023     116,810

       Total deductions                  12,547,694   2,128,648

NET INCREASE (DECREASE)                  (1,125,591)  9,856,082

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                1,2   41,293,447  31,437,365

  END OF YEAR                           $40,167,856 $41,293,447

See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

1.  DESCRIPTION OF PLAN

    The IGT Profit Sharing Plan ("Plan") is sponsored by International Game Technology ("Company") and consists of two programs: The Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and other provisions of the Internal Revenue Code.

    Profit Sharing Program

    The Plan, adopted December 10, 1980 is a defined contribution plan covering all eligible employees of International Game Technology. On June 1, 1993 the Plan was restated to offer additional investment options to participants as well as transfer the administration to a Third-Party Administrator (refer to "Investment Options" below for further information of available investment funds).

    Company employees are eligible to participate in the Plan after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

    The Company may make an annual profit sharing contribution, as determined by the Company's Board of Directors, based on operating profits. The contribution is then allocated to participant's accounts proportionally based on annual eligible compensation. (Refer to "Benefit Payments and Vesting" below for the Profit Sharing Program vesting schedule).

    401(k) Program

    Effective January 1, 1989, the Plan was amended to allow participants to defer up to 20% of their annual salary as contributions to their accounts, as governed by IRC Section 401(k). On January 1, 1995, the Company again amended the Plan to lower the elective deferrals from 20% to 15%. An employee may begin contributing pre-tax contributions to their accounts upon completion of 90 days of full time employment, or one year as a part-time employee. A participant may stop contributing to the Plan at any time upon adequate notice to the employer.

    On January 1, 1993, the Company began a 401(k) contribution matching program whereby the Company matches 100% of employee's contributions up to $500 and an additional 50% of the next $500 contributed by the employee. This allows for maximum annual Company matching contributions of $750 to each employee's account. Employees are 100% vested in all 401(k) contributions.

    The Plan also allows for rollover contributions from other qualified retirement plans. If the Rollover is by way of an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

    Participant Accounts

    Each participant's account is credited with employee 401(k) and employer matching contributions, the allocations of the Company's profit sharing contribution and forfeitures of non-vested portions of terminated participants' account balances. Additionally, participants' accounts are effected by earnings and losses on investments. Each participant is provided a quarterly account statement detailing the account activity by investment fund.

    Investment Options

    IGT has selected seven investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. The Plan's investment options are:

              Capital Market Group Government Money Fund
              Capital Market Group Intermediate Fixed Income Fund
              Capital Market Group Small Capitalization Growth Equity Fund Capital Market Group Large Capitalization Growth Equity Fund Capital Market Group Large Capitalization Value Equity Fund Capital Market Group International Equity Investment Fund Common Stock - International Game Technology

    The Capital Market Group International Equity Investment Fund is the newest investment option and was added in November, 1994.

    Hotline

    The Plan offers a toll-free voice response Hotline which allows a participant to access account information and initiate transactions at any time. Participants are provided with a personal identification number which is required when calling the Hotline.

    Benefit Payments and Vesting

    Participants are immediately vested in their pre-tax 401(k) contributions, company 401(k) matching contributions, and rollover contributions from other qualified plans, plus earnings thereon. The vested portion of a participant's profit sharing account is based upon years of continuous service. A participant is 100% vested after seven consecutive years of service, per the following vesting table:


          Completed Years
         of Vesting Service   Vested Portion
                 0                 0%
                 1                10%
                 2                20%
                 3                30%
                 4                45%
                 5                60%
                 6                80%
                 7               100%

    A participant earns a year of vesting service for each Plan year (January 1 to December 31) in which they worked at least 1,000 hours.

    Upon termination of employment, a participant may receive a lump sum payment equal to the value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant is 100% vested and has the right to receive payment in full. If a participant leaves the Company for any other reason, they are entitled to a distribution from the "vested" portion of their account.

    If a participant's vested account balance is $3,500 or more, they may voluntarily defer payment of benefits until the normal retirement date. In any case, they may not defer payment past the age of 70 1/2. The only form of benefit payments are lump-sum payments, however, a participant may take a partial lump-sum payment and defer the balance of their account as long as the remaining balance is at least $3,500.

    Hardship Withdrawals

    The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by the Company's Benefits Committee and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for a year following the hardship withdrawal.
    Plan Termination

    In the event of Plan termination, participants will become 100% vested in their accounts. Although the Company has not expressed any intent to do so, International Game Technology has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

    Loans

    The Plan allows for loans to be taken against a participant's vested account, subject to the following restrictions: the loan amount may be no less than $1,000 and no more than the lesser of 50% of the participant's vested account balance or $50,000; interest is charged on a simple interest basis at the prime rate plus 1%; and repayment must be over a period not to exceed 60 months. Payments are made by payroll deduction on a bi-weekly basis.

    Administrative Expenses

    Plan administrative expenses totaling $161,023 in 1994 and $116,810 in 1993 were paid by the Plan. These include management fees and trustee fees. Consulting fees and recordkeeping fees are paid by the employer.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

    The Plan is accounted for on the accrual basis of accounting.

    Cash and Cash Equivalents

    Securities with maturities upon purchase of three months or less are considered cash equivalents. Such investments are stated at cost, which approximates market, and are deemed to be cash equivalents.

    Valuation of Investments

    All investments of the Plan are valued at quoted market prices as of December 31, 1994 and 1993.

    Benefits Payable

    In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1994 and 1993, net assets available for benefits included benefits of $1,533,390 and $1,023,008 due to participants who have withdrawn from participation in the Plan.

Reclassifications

    Certain amounts in the 1993 financial statements have been reclassified to conform to the 1994 presentation.

3.  INVESTMENTS

    All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices at December 31:

                                              1994         1993
    Capital Market Group Government
      Money Fund                         $ 4,892,121     $ 1,996,444
    Capital Market Group Intermediate
      Fixed Income Fund                    2,666,998       2,766,799
    Capital Market Group Small
      Capitalization Growth Equity Fund    4,018,895       2,396,200
    Capital Market Group Large
      Capitalization Growth Equity Fund    3,764,996       3,112,178
    Capital Market Group Large
      Capitalization Value Equity Fund     3,815,190       3,322,164
    Capital Market Group International
      Equity Investment Fund                 353,003               -
    Common stock - International Game
      Technology                          10,934,469      20,059,705
    U.S. Treasury Bills                    7,020,413       5,850,394

       Total investments                 $37,466,085     $39,503,884

    The Plan's investments decreased in value by $9,610,855 in 1994 and increased in value by $3,234,593 in 1993 as follows:

                                                    1994        1993
    Capital Market Group Intermediate Fixed
      Income Fund                               $(185,298)  $ (24,774)
    Capital Market Group Small Capitalization
      Growth Equity Fund                          460,219     354,681
    Capital Market Group Large Capitalization
      Growth Equity Fund                           18,799     208,937
    Capital Market Group Large Capitalization
      Value Equity Fund                          (221,068)    147,273
    Capital Market Group International Equity
      Investment Fund                                 360           -
    Common stock - International
      Game Technology                          (9,683,867)  2,733,296
    Alliance Short-Term Fund                            -       4,442
    Navellier Fund                                      -      39,975
    Ashfield Balanced Fund                              -    (104,335)
    Ashfield Growth Fund                                -    (126,990)
    Hartwell Fund                                       -     (20,791)
    U.S. Treasury Bills                                 -      21,434
    Other, net                                          -       1,445

       Net increase (decrease) in
           fair value                        $ (9,610,855) $3,234,593

4.  FUND INFORMATION
    Contributions, withdrawals, investment income and changes in fair value of investments by fund are as follows for the years ended December 31, 1994 and 1993:

                                                      1994       1993
    Participant Contributions:
     Capital Market Group Government Money Fund  $  456,583  $  99,421
     Capital Market Group Intermediate Fixed
       Income Fund                                  206,462    124,253
     Capital Market Group Small Capitalization
       Growth Equity Fund                           319,889    117,970
     Capital Market Group Large Capitalization
       Growth Equity Fund                           378,577    176,026
     Capital Market Group Large Capitalization
       Value Equity Fund                            339,359    205,731
     Capital Market Group International Equity
       Investment Fund                               12,256          -
     Common Stock - International Game Technology 1,028,015    931,490
     U.S. Treasury Bills                                  -          -
     Alliance Short-Term Fund                             -     39,363
     Shearson Money Market Funds                          -     45,030
     Provident Money Market Funds                         -     19,888
     Navellier Fund                                       -     27,600
     Ashfield Balanced Fund                               -     18,144
     Ashfield Growth Fund                                 -     16,546
     Hartwell Fund                                        -      7,974
    Total                                       $ 2,741,141 $1,829,436

    Employer Contributions:
     Capital Market Group Government Money Fund $    93,936 $   33,246
     Capital Market Group Intermediate
       Fixed Income Fund                             57,996     26,017
     Capital Market Group Small Capitalization
       Growth Equity Fund                            80,044     25,836
     Capital Market Group Large Capitalization
       Growth Equity Fund                            92,438     38,765
     Capital Market Group Large Capitalization
       Value Equity Fund                             96,200     41,370
     Capital Market Group International Equity
       Investment Fund                                1,115          -
     Common Stock - International Game Technology   399,921    364,979
     U.S. Treasury Bills                          7,072,116  5,850,394
     Alliance Short-Term Fund                             -     26,156
     Shearson Money Market Funds                          -    124,631
     Provident Money Market Funds                         -     13,215
     Navellier Fund                                       -     18,340
     Ashfield Balanced Fund                               -     12,056
     Ashfield Growth Fund                                 -     10,995
     Hartwell Fund                                        -      5,299
    Total                                        $7,893,766 $6,591,299

    Total Contributions                         $10,634,907 $8,420,735

                                                       1994        1993
    Withdrawals:
     Capital Market Group Government Money Fund     $324,452    $241,807
     Capital Market Group Intermediate
       Fixed Income Fund                             202,523     107,834
     Capital Market Group Small Capitalization
       Growth Equity Fund                            310,263      17,045
     Capital Market Group Large Capitalization
       Growth Equity Fund                            321,970      54,488
     Capital Market Group Large Capitalization
       Value Equity Fund                             175,208      74,364
     Capital Market Group International Equity
       Investment Fund                                   938           -
     Common Stock - International Game Technology  1,378,196   1,281,168
     Loan Fund                                        62,266         974
     U.S. Treasury Bills                                   -           -
     Alliance Short-Term Fund                              -      52,807
     Shearson Money Market Funds                           -      60,410
     Provident Money Market Funds                          -      26,680
     Navellier Fund                                        -      37,026
     Ashfield Balanced Fund                                -      24,340
     Ashfield Growth Fund                                  -      22,197
     Hartwell Fund                                         -      10,698
    Total                                        $ 2,775,816  $2,011,838

    Interest and Dividends:
     Capital Market Group Government Money Fund  $   165,939  $   47,522
     Capital Market Group Intermediate
       Fixed Income Fund                             171,421      67,534
     Capital Market Group Small Capitalization
       Growth Equity Fund                                  -           -
     Capital Market Group Large Capitalization
       Growth Equity Fund                             28,855           -
     Capital Market Group Large Capitalization
       Value Equity Fund                             159,121           -
     Capital Market Group International Equity
       Investment Fund                                     -           -
     Common Stock - International Game Technology     84,906      62,097
     Loan Fund                                       115,864       2,719
     U.S. Treasury Bills                              61,090           -
     Alliance Short-Term Fund                              -      29,002
     Shearson Money Market Funds                           -      36,389
     Provident Money Market Funds                          -      14,034
     Navellier Fund                                        -      15,408
     Ashfield Balanced Fund                                -      41,051
     Ashfield Growth Fund                                  -      10,991
     Hartwell Fund                                         -       2,655
    Total                                          $ 787,196   $ 329,402

                                                       1994       1993
    Increase (Decrease) in Fair Value of Investments:
     Capital Market Group Government Money Fund     $     -   $     -
     Capital Market Group Intermediate
       Fixed Income Fund                           (185,298)    (24,774)
     Capital Market Group Small Capitalization
       Growth Equity Fund                           460,219     354,681
     Capital Market Group Large Capitalization
       Growth Equity Fund                            18,799     208,937
     Capital Market Group Large Capitalization
       Value Equity Fund                           (221,068)    147,273
     Capital Market Group International Equity
       Investment Fund                                  360           -
     Common Stock - International Game Technology(9,683,867)  2,733,296
     Loan Fund                                            -           -
     U.S. Treasury Bills                                  -      21,434
     Alliance Short-Term Fund                             -       4,442
     Shearson Money Market Funds                          -           -
     Provident Money Market Funds                         -           -
     Navellier Fund                                       -      39,975
     Ashfield Balanced Fund                               -    (104,335)
     Ashfield Growth Fund                                 -    (126,990)
     Hartwell Fund                                        -     (20,791)
     Other, net                                           -       1,445
    Total                                      $ (9,610,855) $3,234,593

5.  FEDERAL INCOME TAXES

    The Plan has received a determination letter dated October 4, 1985 from the Internal Revenue Service qualifying it as an exempt organization under Sections 401(a) and 501(a) of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. The Plan has been amended since receiving the determination letter and the Company has filed for a new letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27A - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
         (b)                (c)                (d)        (e)

                  Maturity Interest                      Current
Description         Date    Rate    Units      Cost      Value
Capital Market Group Government
   Money Fund                   $4,892,121 $4,892,121   $4,892,121
Capital Market Group Intermediate
   Fixed Income Fund               347,718  2,849,091    2,666,998
Capital Market Group Small
   Capitalization Growth
   Equity Fund                     292,071  3,464,081    4,018,895
Capital Market Group Large
   Capitalization Growth
   Equity Fund                     386,947  3,616,790    3,764,996
Capital Market Group Large
   Capitalization Value
   Equity Fund                     449,905  4,000,226    3,815,190
Capital Market Group International
   Equity Investment Fund           35,549    356,507      353,003
Common Stock - International Game
  Technology                       694,252 11,676,708   10,934,469
U.S. Treasury Bills                 70,710  7,020,413    7,020,413

  Total investments                       $37,875,937  $37,466,085

Notes on Columns (a) through (e):
(a) Omitted from the Department of Labor format because the answer is none.
(b) General description of investments.
(c) Maturity dates and stated rates of interest are not applicable due to the nature of these investments.
(d) Purchase price of investment.
(e) Market value of investment at December 31, 1994, as determined by quoted market prices.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE
TRANSACTIONS IN EXCESS
   OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1994

            (a)              (b)                   (c)            (d)            (g)       (h)       (i)
  Identity of             Description            Purchase       Selling        Cost of   Value of    Net
  Party Involved          of Transaction          Price          Price          Asset  TransactionGain/Loss
  Smith Barney Shearson,Inc. Purchase of money
                             market shares         $6,129,722  $      -    $       - $       -   $     -
  Smith Barney Shearson, Inc.Purchase of common
                             stock IGT              2,856,060         -            -         -         -
  Smith Barney Shearson, Inc.
                       Sale of money market shares          - 2,956,091    2,956,091 2,956,091         -
  Smith Barney Shearson, Inc.
                       Sale of money market shares          - 2,838,758    2,838,758 2,838,758         -
  Smith Barney Shearson, Inc.
                       Sale of U.S. Treasury bills          - 5,845,385    5,845,385 5,845,385         -
  Smith Barney Shearson, Inc.  Purchase of U.S.
                                 Treasury bills     2,738,059         -            -         -         -
  Smith Barney Shearson, Inc.
                       Sale of U.S. Treasury bills          - 2,738,059    2,738,059 2,738,059         -
  Smith Barney Shearson, Inc.  Purchase of U.S.
                                 Treasury bills     4,545,752         -            -         -         -
  Smith Barney Shearson, Inc.
                       Sale of U.S. Treasury bills          - 4,545,752    4,545,752 4,545,752         -
  Smith Barney Shearson, Inc.  Purchase of U.S.
                                 Treasury bills     4,582,517         -            -         -         -
  Smith Barney Shearson, Inc.
                       Sale of U.S. Treasury bills          - 4,582,517    4,582,517 4,582,517         -
  Smith Barney Shearson, Inc.  Purchase of U.S.
                                 Treasury bills     7,020,413         -            -         -         -
  Smith Barney Shearson, Inc.  Purchase of money
                                 market shares      5,870,000         -            -         -         -
  Smith Barney Shearson, Inc.
                       Sale of money market shares          - 6,011,278    6,011,278 6,011,278         -
  Smith Barney Shearson, Inc.
                       Sale of money market shares          - 2,738,059    2,738,059 2,738,059         -
  Smith Barney Shearson, Inc.  Purchase of money
                                 market shares      2,738,059         -            -         -         -
  Smith Barney Shearson, Inc.
                       Sale of money market shares          - 4,545,752    4,545,752 4,545,752         -

                                                                  (Continued)

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE
TRANSACTIONS IN EXCESS
   OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1994 (CONTINUED)
            (a)               (b)                  (c)       (d)       (g)       (h)       (i)

  Identity of               Description          Purchase  Selling   Cost of   Value of    Net
  Party Involved            of Transaction        Price     Price     Asset  TransactionGain/Loss
  Smith Barney Shearson, Inc.Purchase of money
                               market shares   4,545,752         -         -         -           -
  Smith Barney Shearson, Inc.
                     Sale of money market shares       - 4,582,517 4,582,517 4,582,517           -
  Smith Barney Shearson, Inc.Purchase of money
                               market shares   4,582,517         -         -         -           -
  Smith Barney Shearson, Inc.
                     Sale of money market shares       - 7,020,413 7,020,413 7,020,413           -

  Notes to columns (c) through (i)
  (c)     Purchase price of investments bought during the year.
  (d) Proceeds received from redemption of investments maturing or sold during the year.
  (e) and (f) Omitted from the Department of Labor format because the answer is none.
  (g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
  (h) Market value at the date of maturity or sale for each investment shown in column (d).
  (i)     Difference between columns (d) and (g).

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27D - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF
TRANSACTIONS IN EXCESS
   OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1994
            (a)               (b)                  (c)           (d)        (g)        (h)            (i)
  Identity of             Description            Purchase      Selling    Cost of    Value of         Net
  Party Involved          of Transaction          Price         Price      Asset    Transaction     Gain/Loss
  Smith Barney Shearson, Inc. Purchase of money
                               market shares     $34,806,169 $         - $        - $          - $           -
  Smith Barney Shearson, Inc. Sale of money
                               market shares               -  38,764,206 38,764,206   38,764,206             -
  Smith Barney Shearson, Inc. Purchase of U.S.
                               Treasury bills     18,886,741           -          -            -             -
  Smith Barney Shearson, Inc. Sale of U.S.
                               Treasury bills              -  17,711,713 17,711,713   17,711,713             -
  Smith Barney Shearson, Inc. Purchase of
                               IGT common stock    5,374,232           -          -            -             -
  Smith Barney Shearson, Inc. Sale of
                               IGT common stock            -   4,823,894  3,672,668    4,823,894     1,151,226
  Smith Barney Shearson, Inc. Purchase of Small
                 Capitalization Growth Equity Fund 2,856,743           -          -            -             -

  Notes to columns (c) through (i)
  (c)     Purchase price of investments bought during the year.
  (d) Proceeds received from redemption of investments maturing or sold during the year.
  (e) and (f) Omitted from the Department of Labor format because the answer is none.
  (g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
  (h) Market value at the date of maturity or sale for each investment shown in column (d).
  (i)     Difference between columns (d) and (g).

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              INTERNATIONAL GAME TECHNOLOGY
                              PROFIT SHARING PLAN


Date: June 29, 1995


                              By:/s/John J. Russell
                                 John J. Russell
                                 Chief Executive Officer